UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VIROPHARMA INCORPORATED

(Name of Subject Company)

VIROPHARMA INCORPORATED, as Issuer

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6% CONVERTIBLE SUBORDINATED NOTES DUE 2007

(Title of Class of Securities)

928241 AA6 928241 AC2

(CUSIP Number of Class of Securities)

Thomas F. Doyle

Vice President and General Counsel

405 Eagleview Boulevard

Exton, Pennsylvania 19341

(610) 458-7300

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copies to:

Jeffrey P. Libson, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, PA 19312-1183 (610) 640-7800	Abigail Arms, Esq. Shearman & Sterling LLP 801 Pennsylvania Avenue Washington, D.C. 20004-2604 (202) 508-8000

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$99,122,500	$12,558.83

(1)	Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of April 27, 2004 of the maximum amount of 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.
(2)	Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed March 22, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,558.83

Form or Registration No.: Form S-4 (File No. 333-113790)

Filing Party: ViroPharma Incorporated

Date Filed: March 22, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 1. Summary Term Sheet.

ViroPharma Incorporated (the “Company”), a Delaware corporation, hereby amends the Tender Offer Statement on Schedule TO, as amended, originally filed with the Securities and Exchange Commission on April 28, 2004 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 6% Convertible Subordinated Notes due 2007 (the “Existing Notes”) for 6% Convertible Senior Plus Cash NotesSM due June 1, 2009 (the “Plus Cash Notes”) (the “Exchange Offer”) upon the terms and subject to the conditions set forth in the preliminary prospectus and the preliminary prospectus supplement (together, the “Prospectus”) and in the related revised Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

The Company is filing this final amendment to its Schedule TO to report the results of its Exchange Offer that terminated on June 21, 2004. The holders of approximately 3.7% aggregate principal amount of the Existing Notes tendered their Existing Notes for exchange in the offer. It was a condition of the Exchange Offer that holders of the outstanding 6% Convertible Subordinated Notes tender a minimum of 80% of their Existing Notes. Because this condition was not satisfied, the Exchange Offer has expired in accordance with its terms and the Company will not accept any of the Existing Notes tendered in the Exchange Offer. The Existing Notes tendered for exchange will be promptly returned to holders.

Item 12. Exhibits.

(a)(1)	Preliminary Prospectus, dated April 28, 2004, incorporated herein by reference to the Company’s Registration Statement on Form S-4 (File No. 333-113790) as amended.

(2)	Form of 6% Convertible Senior Plus Cash NotesSM Indenture between the Issuer and U.S. Bank National Association (the “Indenture”).*

(3)	Form of Letter of Transmittal.*

(4)	Form of Notice of Guaranteed Delivery.*

(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(6)	Form of Letter to Clients.*

(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(8)	Press Release issued March 19, 2004.**

(9)	Press Release issued April 28, 2004.**

(10)	Press Release issued May 21, 2004.**

(11)	Press Release issued May 26, 2004.**

(12)	Press Release issued June 9, 2004.**

(13)	Press Release issued June 15, 2004.**

(14)	Press Release issued June 17, 2004.**

(15)	Press Release issued June 22, 2004.***

(b)	Not applicable.

(d)(1)	Rights Agreement, dated as of September 10, 1998, between ViroPharma Incorporated and StockTrans, Inc., which includes the form of Rights Certificate and the Summary of Rights to Purchase Preferred Shares (previously filed as Exhibit 1 to ViroPharma’s Registration Statement on Form 8-A filed on September 21, 1998).

(2)	2001 Equity Incentive Plan (previously filed as an exhibit to ViroPharma’s Form 10-K for the year ended December 31, 2001).

(3)	1995 Stock Option and Restricted Share Plan, as amended (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(4)	Amended and Restated ViroPharma Incorporated Employee Stock Purchase Plan (previously filed as an annex to ViroPharma’s Proxy Statement filed with the Commission on March 27, 2003).

(5)	Amended and Restated Certificate of Incorporation of the Company, as amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 18, 1999, as further amended by a Certificate of Amendment of Amended and Restated Certificate of Incorporation dated May 24, 2000 (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2000).

(6)	Amended to Stock Purchase Agreement dated June 26, 2003 between ViroPharma Incorporated and Wyeth (previously filed as an exhibit to ViroPharma’s Form 10-Q for the quarter ended June 30, 2003).

(g)	See Exhibit (a)(1) above.

1.	The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.
*	Filed as an exhibit to the Company’s Registration Statement on Form S-4 (File No. File No. 333-113790) as amended and incorporated herein by reference.
**	Previously filed.
***	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule TO is true, complete and correct.

VIROPHARMA INCORPORATED

/S/ VINCENT J. MILANO
Name: Vincent J. Milano
Title: Vice President, Chief Financial Officer and Treasurer

Date: June 22, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(15)	Press Release issued June 22, 2004.